Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement of Vislink Technologies, Inc. on Form S-8 pursuant to Rule 416(a) of our report dated April 15, 2021, with respect to our audit of the consolidated financial statements of Vislink Technologies, Inc. as of December 31, 2020 and 2019 and for the year ended December 31, 2020, appearing in the Annual Report on Form 10-K of Vislink Technologies, Inc. for the year ended December 31, 2020.

Our report on the consolidated financial statements refers to a change in the method of accounting for leases effective January 1, 2019 due to the adoption of the guidance in ASC Topic 842, Leases; the adoption of ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), effective January 1, 2019.

/s/ Marcum llp

Marcum llp

New York, NY

April 15, 2021